EXHIBIT 99.1

Caledonia Mining Corporation Plc Resource and Reserve Update at the Blanket Mine

ST HELIER, Jersey, May 26, 2021 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") (NYSE AMERICAN: CMCL; AIM: CMCL) is pleased to announce an upgrade to the Mineral Resource and Mineral Reserve base at its 64 per cent owned subsidiary, the Blanket Mine in Zimbabwe ("Blanket").1 Total Proven and Probable Mineral Reserves increased by one per cent to 528,000 ounces (17 per cent increase including depletion of 84,925 ounces since last update) and a 12 per cent increase in total Measured and Indicated Mineral Resources (“M&I”) to 902,000 ounces (23 per cent increase including depletion).

The report fully validates the Company’s medium term production profile targeting 80,000 ounces per annum from 2022.

Minxcon (Pty) Ltd were commissioned by the Company to produce an updated Mineral Resource and Mineral Reserve estimation based upon existing data, but reflecting the completion of Central Shaft, historic mining and taking the opportunity to further digitise data and embrace the latest analytical tools. The report was commissioned based upon data struck at 1 January 2020, albeit its completion was delayed by the impacts of the Covid pandemic.

Commenting on the Mineral Resource and Mineral Reserve update, Steve Curtis, Chief Executive Officer said:

“Today’s announcement marks an additional milestone in the long track record of growing Mineral Resources and successfully converting Inferred Mineral Resources into M&I to keep extending the life of mine at Blanket since its inception in 1906. A one per cent increase in the Proven and Probable Mineral Reserves and a 12 per cent increase in M&I after mining depletion of 84,925 ounces is a continuation of securing the long-term future of Blanket.

“The reduction in Inferred Mineral Resources is due partly to successful conversion to M&I, at approximately 18 per cent, and partly the lack of deep level exploration over the last 12 months, awaiting the development of new drilling platforms on the lower levels via the recently-commissioned Central Shaft. The latest geological information available, combined with a lower Mineral Resource cut-off grade, from 2.1 grammes per tonne (“g/t”) to 1.5 g/t, due to the higher gold price, added lower grade Mineral Resources, resulting in a reduction in the Inferred Mineral Resources grade. These numbers are independently determined and available in the latest technical report which is being filed today on SEDAR. The lower Inferred Mineral Resources grade is broadly consistent with Blanket’s recently achieved grade, which demonstrates that Blanket can comfortably mine at this grade.

“Now that the Central Shaft is completed, we will have the ability to do more deep level exploration and we expect to replace the depleted Mineral Resources as we continue to go deeper, extending the life of mine while achieving the 80,000 ounce target from 2022 onwards.”

The Mineral Reserve grade of 3.38 g/t remained unchanged from July 2018 with the Mineral Reserve cut-off grade also remaining unchanged at 2.1 g/t.

Total M&I now stand at 8.5 million tonnes at a grade of 3.29 g/t, a 12 per cent reduction in grade although the updated Mineral Resource grade remains consistent with current Blanket run of mine grade.

Inferred Mineral Resources at Blanket have decreased by 10 per cent from 963,000 ounces, as at July 2018, to 866,000 ounces as at January 1, 2020. As mentioned above, the decrease is due to approximately 18 per cent of Inferred Mineral Resources being converted to the M&I category and the lack of deep drilling exploration over the last 12 months awaiting the development of new drilling platforms on the lower levels via the recently commissioned Central Shaft. Lower grade Inferred Mineral Resources were added due to lowering the Mineral Resource cut-off grade to 1.5 g/t from 2.1 g/t as a result of a higher gold price. Total Inferred Mineral Resources now stand at 8.5 million tonnes at a grade of 3.17 g/t. The reduction in Mineral Resource grade is due to a combination of the Mineral Resource cut-off grade being lowered, as mentioned, adding lower grade Mineral Resources in all categories, and an updated interpretation of the ore bodies with additional geological information.

Blanket's Mineral Resources have grown by approximately 86 per cent since 2011 despite mining over 400,000 ounces over this period.

The table below compares the January 2020 Mineral Resources with the previously stated July 2018 Mineral Resources (refer to news release filed on SEDAR on September 20, 2018). The January 2020 Mineral Reserves are compared to the previously stated July 2018 Mineral Reserves (refer to Mineral Reserve Calculations in the Company’s annual report on Form 20-F filed on SEDAR on 29 March 2021).

Blanket Total Mineral Resources and Mineral Reserves (effective January 1, 2020)
Mineral Resources
Mineral Resource Category	Tonnes (Mt)		Grade (g/t)		Contained Gold (koz)
	Jul-18	Jan-20	Jul-18	Jan-20	Jul-18	Jan-20	% change
Measured (M)	2.01	2.73	3.80	3.32	245	292	19%
Indicated (I)	4.73	5.79	3.68	3.27	560	610	9%
Total M&I	6.74	8.53	3.72	3.29	805	902	12%
Inferred	6.63	8.49	4.52	3.17	963	866	-10%
Mineral Reserves
Mineral Reserve Category	Tonnes (Mt)		Grade (g/t)		Contained Gold (koz)
	Jul-18	Jan-20	Jul-18	Jan-20	Jul-18	Jan-20	% change
Proven	1.21	1.70	3.33	3.34	130	183	41%
Probable	3.59	3.16	3.40	3.39	393	345	-12%
Total Proven & Probable	4.80	4.86	3.38	3.38	523	528	1%

All Mineral Resources for Blanket are shown on a 100% basis; Caledonia owns 64% of Blanket.

Mineral Resources (2020)
Notes:

  Cut-off applied 1.5 g/t.
  No Geological loss applied for Measured, 5% for Indicated and Inferred.
  Gold price: USD1,600/oz.
  Mineral Resources are stated inclusive of Mineral Reserves.
  Mineral Resources are reported as total Mineral Resources and are not attributed.
  All orebodies are depleted for mining.

Mineral Reserves (2020)
Notes:

  Mineral Reserve cut-off of 2.1 g/t applied.
  The gold price that has been utilised in the economic analysis to convert diluted Measured and Indicated Mineral Resources in the LoM plan to Mineral Reserves is an average real term price of USD1,660/oz over the LoM.
  Mineral reserves are reported as total Mineral Reserves and are not attributed.

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841793

WH Ireland (Nomad and Broker) Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.   Forward-looking information can often be identified by forward-looking words such as “anticipate”, “envisage”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.   This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.   Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Securityholders, potential securityholders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.   Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.   Shareholders are cautioned not to place undue reliance on forward-looking information.   By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.   Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the common shares of Caledonia for sale in the United States. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

1 Refer to the technical report entitled “Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” dated May 17, 2021 prepared by Minxcon (Pty) Ltd and filed by the Company on SEDAR on May 26, 2021. Mr Dana Roets (B Eng (Min.), MBA, Pr.Eng., FSAIMM, AMMSA), Chief Operating Officer, is the Company's qualified person as defined by Canada's National Instrument 43-101 and has approved any scientific or technical information contained in this news release.